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                             KELLER & COMPANY, INC.
                             555 METRO PLACE NORTH
                                   SUITE 524
                              DUBLIN, OHIO  43017
                                 (614) 766-1426
                               (614) 766-1459 FAX


September 25, 1996

Board of Directors
Advance Financial Savings Bank, f.s.b.
1015 Commerce Street
Wellsburg, WV  02720

Re:  Subscription Rights -- Conversion of Advance Financial Savings Bank, f.s.b.
                            Wellsburg, West Virginia

Gentlemen:

The purpose of this letter is to provide an opinion of the value of the subscription rights of the "to be issued" common stock of Advance Financial Bancorp (the "Corporation"), Wellsburg, West Virginia, in regard to the conversion of Advance Financial Savings Bank, f.s.b. ("Advance") from a federally-chartered mutual savings bank to a federally-chartered stock savings bank.

Because the Subscription Rights to purchase shares of Common Stock in the Corporation, which are to be issued to the depositors of Advance and the other members of Advance and will be acquired by such recipients without cost, will be nontransferable and of short duration and will afford the recipients the right only to purchase shares of Common Stock at the same price as will be paid by members of the general public in a Direct Community or Public Offering we are of the opinion that:

     (1) The Subscription Rights will have no ascertainable fair market value, and;

     (2) The price at which the Subscription Rights are exercisable will not be more or less than the fair market value of the shares on the date of the exercise.

Further, it is our opinion that the Subscription Rights will have no economic value on the date of distribution or at the time of exercise, whether or not a community or public offering takes place.

Sincerely,

KELLER & COMPANY, INC.


/s/Michael R. Keller
- ------------------------------------
Michael R. Keller
President